SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQUITABLE RESOURCES, INC. SAVINGS AND PROTECTION PLAN
(Full title of the Plan and address of the Plan,
if different from that of the issuer named below)

EQUITABLE RESOURCES, INC.
225 North Shore Drive
Pittsburgh, Pennsylvania 15212
(Name of issuer of the securities held pursuant to the
Plan and the address of principal executive office)

CONTENTS

Report of independent registered public accounting firm

Financial statements

Statements of net assets available for benefits
Statements of changes in net assets available for benefits
Notes to financial statements

Supplementary information

Schedule H:
Line 4i—Schedule of Assets (Held at End of Year)

Signature

Index to Exhibit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administration Committee
Equitable Resources, Inc. Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Savings and Protection Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 9, 2006

EQUITABLE RESOURCES, INC.
SAVINGS AND PROTECTION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2005	2004
Investments, at fair value:
Mutual funds	$13,339,927	$8,175,389
Common/collective trusts	3,183,955	3,071,331
Employer Stock Fund	2,924,010	2,152,320
Participant loans	417,936	430,100
Net assets available for benefits	$19,865,828	$13,829,140

See accompanying notes

EQUITABLE RESOURCES, INC.
SAVINGS AND PROTECTION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31
	2005	2004
Additions:
Investment income:
Interest and dividends	$501,213	$308,880
Interest on participant loans	27,686	24,003
Total investment income	528,899	332,883

Net appreciation in fair value of investments	954,791	1,165,382
Contributions:
Employer	124,067	122,027
Employee	929,500	860,696
Total contributions	1,053,567	982,723
Transfers from affiliated plans	5,137,573	—
Other	19,950	48,309
Total additions	7,694,780	2,529,297

Deductions:
Withdrawals by participants	1,621,615	1,865,373
Other	1,803	44,179
Transfers to affiliated plan	34,674	27,075
Total deductions	1,658,092	1,936,627

Net increase in net assets available for benefits	6,036,688	592,670

Net assets available for benefits:
At beginning of year	13,829,140	13,236,470
At end of year	$19,865,828	$13,829,140

See accompanying notes

EQUITABLE RESOURCES, INC.
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2005

1.         Description of Plan

The following description of the Equitable Resources, Inc. Savings and Protection Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

All regular, full-time employees of the Companies who are covered by a collective bargaining agreement are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In January 2005, the Plan transferred existing account balances to Fidelity Management Trust Company (Fidelity) under the terms of a custodial agreement executed with the Company. As a result of the transfer to Fidelity, certain investment options are no longer available to participants and certain other investment options have been added.

Contributions

Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code limitations. These contributions are referred to as contract contributions. Matching contributions are subject to the respective collective bargaining agreements. The matching contribution is invested in the Employer Stock Fund until the participant is 100% vested. After the participant is 100% vested, the matching contribution will follow the participant’s contract investment election(s).

In addition, if their respective collective bargaining agreements so provide, participants may receive a performance contribution.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Transfer to/from Affiliated Plans

Transfers to/from affiliated plans include transfers made between the Plan and the Equitable Resources, Inc. Employee Savings Plan. Additionally, during 2005, in connection with the Company’s settlement of its pension obligation with the United Steelworkers of America, Local Union 12050, affected employees were given the option to transfer the lump-sum value of their pension benefit into the Plan. Total transfers into the Plan relative to the settlement were $5,137,573 for the year ended December 31, 2005 and are included as transfers from affiliated plans.

Vesting

Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

If employment is terminated by the Companies for any reason other than retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any matching contributions, as determined in accordance with the following schedule:

Years of Continuous Service	Vested Interest
One year	33%
Two years	66%
Three years	100%

Amounts forfeited by participants upon termination will be used to reduce the amount of the Company’s future matching contributions to the Plan.

Upon retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any matching contributions, regardless of years of continuous service.

Withdrawals by Participants

Payments to participants are made in one of the following ways, subject to certain limitations:  a single sum payment, a single life annuity with substantially equal monthly installments, a single life or joint and survivor annuity with a minimum guaranteed number of monthly benefits, or substantially equal annual installments payable over a period not to exceed the life expectancy or joint life expectancies of the participant or of the participant and their designated beneficiary.

Loans to Participants

A participant may borrow money from the Plan in amounts up to the lesser of $50,000, or 50% of the vested balance of a participant’s account.

Administrative Expenses

The Plan pays administrative expenses associated with the Plan.

2.         Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. There were 79,695 and 35,482 shares of Company common stock at December 31, 2005 and 2004, respectively. Investments in common/collective trusts are valued at face value, which approximates market. Other investments are valued at market.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.         Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004

Fidelity Managed Income Portfolio	$3,183,955	$—
Equitable Resources Common Stock Fund*	2,924,010	2,152,320
AF Growth Fund of America	2,729,924	—
AF Washington Mutual Investors Fund	2,429,262	—
Fidelity Freedom 2010 Fund	1,367,129	—
Fidelity Balanced Fund	1,290,039	—
Fidelity Diversified International Fund	1,011,281	—
Putnam Stable Value Fund	—	2,859,210
The Putnam Fund for Growth & Income	—	2,216,699
Putnam Voyager Fund	—	1,905,427
The George Putnam Fund of Boston	—	1,043,514

*Partially nonparticipant directed

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Changes in Fair Value for the Year ended December 31
	2005	2004
Investments at fair value as determined by quoted market prices:
Registered investment companies	$492,013	$613,242
Company stock	464,442	538,818
Common/collective trusts	(1,664)	13,322
	$954,791	$1,165,382

Information about the net assets and significant components of the changes in net assets related to the nonparticipant-directed investment as of and for the years ended December 31, 2005 and 2004 is as follows:

	December 31
	2005	2004

Net asset:
Employer Stock Fund	$2,924,010	$2,152,320

Changes in net assets:
Dividend and interest income	$59,273	$42,762
Net appreciation in fair value of investment	464,442	538,818
Employer contributions	27,833	83,123
Employee contributions	411,594	20,067
Withdrawals by participants	(48,381)	(102,491)
Interfund transfers	(142,650)	427,495
Other	(421)	—
Net increase	$771,690	$1,009,774

For the year ended December 31, 2005, employee contributions include $316,619 of transfers into the Plan related to the settlement of the Company’s pension obligation with the United Steelworkers of America, Local Union 12050 as described in Note 1.

4.         Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

5.         Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.         Related-Party Transactions

Certain plan investments are shares of mutual funds and common/collective trusts managed by Fidelity or an affiliate. Fidelity is trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.         Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

SUPPLEMENTARY INFORMATION

EQUITABLE RESOURCES, INC.
SAVINGS AND PROTECTION PLAN

Plan No. 206     EIN:  25-0464690
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Fidelity Managed Income Portfolio	Common/collective trust	(a)	$3,183,955
*	Equitable Resources Common Stock Fund	Equitable securities — common stock	$1,866,147	2,924,010
	AF Growth Fund of America	Mutual fund	(a)	2,729,924
	AF Washington Mutual Investors Fund	Mutual fund	(a)	2,429,262
*	Fidelity Freedom 2010 Fund	Mutual fund	(a)	1,367,129
*	Fidelity Balanced Fund	Mutual fund	(a)	1,290,039
*	Fidelity Diversified International Fund	Mutual fund	(a)	1,011,281
	PIMCO Total Return Fund	Mutual fund	(a)	828,410
	Oppenheimer Developing Markets Fund	Mutual fund	(a)	488,986
	American Beacon Small Cap Value Fund	Mutual fund	(a)	485,166
*	Fidelity Freedom 2025 Fund	Mutual fund	(a)	434,641
*	Fidelity Freedom 2020 Fund	Mutual fund	(a)	420,508
	Lord Abbett Mid-Cap Value Fund	Mutual fund	(a)	316,214
	Alger Mid-Cap Growth Institutional Fund	Mutual fund	(a)	311,370
*	Fidelity Freedom 2030 Fund	Mutual fund	(a)	309,165
*	Fidelity Contrafund	Mutual fund	(a)	256,388
*	Fidelity Freedom 2015 Fund	Mutual fund	(a)	230,707
	PIMCO High Yield Fund	Mutual fund	(a)	131,840
*	Spartan U.S. Equity Index Fund	Mutual fund	(a)	97,139
*	Fidelity Freedom 2005 Fund	Mutual fund	(a)	52,282
*	Fidelity Small Cap Independent Fund	Mutual fund	(a)	50,213
*	Fidelity Freedom Income Fund	Mutual fund	(a)	46,097
*	Fidelity Freedom 2035 Fund	Mutual fund	(a)	45,560
*	Fidelity Freedom 2040 Fund	Mutual fund	(a)	7,606
*	Loan Fund	Participant loans — 5.0% to 9.75%**		417,936
				$19,865,828

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party-in-interest to the Plan.
**Maturities extend through year 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITABLE RESOURCES, INC.
SAVINGS AND PROTECTION PLAN
(Name of Plan)

	By	/s/ David J. Smith
David J. Smith
Plan Administrator
June 28, 2006

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	14